SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549





FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the Securities Exchange Act of 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1994
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from  to
Commission File No.

        Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
               NATIONAL EDUCATION CORPORATION RETIREMENT PLAN

        Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

National Education Corporation
18400 Von Karman Avenue
Irvine, CA  92715-1594

               NATIONAL EDUCATION CORPORATION RETIREMENT PLAN


Financial Statements                                                    Page
1.   Report of Independent Accountants. . . . . . . . . . . . . . . . . . 4

2.   Consent of Independent Accountants to Incorporation
     by Reference of Report In Continuous Offerings
     on Form S-8. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

3.   Financial Statements of the National Education
     Corporation Retirement Plan:

        Statements of Net Assets Available for Plan Benefits
        as of December 31, 1994 and 1993. . . . . . . . . . . . . . . . . 6

        Statements of Changes in Net Assets Available for Plan Benefits
        for the years ended December 31, 1994 and 1993. . . . . . . . . . 7

        Notes to Financial Statements . . . . . . . . . . . . . . . . . 8-12

4. Schedules I and II have been omitted due to the presentation of the required information in the financial statements.

     Schedule III - Allocation of Plan Income and Changes in
     Plan Equity by Investment Program for the year ended
     December 31, 1994. . . . . . . . . . . . . . . . . . . . . . . . . .13

     Schedule IV - Assets Acquired and Disposed of for the
     year ended December 31, 1994 . . . . . . . . . . . . . . . . . . . .14

     Schedule V - Transactions in Excess of 5% of Plan Assets
     for the year ended December 31, 1994 . . . . . . . . . . . . . . . .15


               NATIONAL EDUCATION CORPORATION RETIREMENT PLAN

                                 SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   NATIONAL EDUCATION CORPORATION
                                   RETIREMENT PLAN




Date  June 29, 1995                  /s/ Philip C. Maynard
     --------------------          -------------------------------
                                   Philip C. Maynard
                                   Chairman of the Retirement Plan Committee


































                                Page 3 of 15

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and the
Administration Committee of the
National Education Corporation
Retirement Plan

In our opinion, the accompanying statements of net assets available for plan benefits, and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the National Education Corporation Retirement Plan (the Plan) at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion of these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming am opinion on the basic financial statements taken as a whole. The additional information included in Schedules III, IV and V and in Note 6 to the financial statements is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 5 to the financial statements, on July 15, 1991, New Jersey insurance regulators took court-supervised conservatorship of Mutual Benefit Life Insurance Company (MBLIC) at the request of MBLIC. On August 3, 1992, the Insurance Commissioner of the State of New Jersey filed the Mutual Benefit Rehabilitation Plan with the Superior Court of New Jersey. On January 15, 1993, an amended Rehabilitation Plan was filed and confirmed by the Superior Court of New Jersey on November 10, 1993. Due to the uncertainty surrounding the ultimate recovery of principal and interest on the MBLIC GIC's, it is not passible to quantify the effect on the financial statements, if any, of the recovery of plan assets. No provision for any impairment of plan assets that may result from the ultimate resolution of this matter has been made in the accompanying financial statements.


PRICE WATERHOUSE LLP

Costa Mesa, California
April 17, 1995

                     CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-86904) of National Education Corporation Retirement Plan of our report dated April 17, 1995 appearing on page 4 of this Form 11-K.


Price Waterhouse LLP

Costa Mesa, California
April 17, 1995

               NATIONAL EDUCATION CORPORATION RETIREMENT PLAN

            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                         December 31,
                                                                                -------------------------------
                                                                                   1994                1993
                                                                                -------------------------------
Contributions receivable -  employee                                            $   139,538         $   129,144
                            employer                                                442,269             455,352
Investments held by Bank of America as trustee and custodian:
   Investment in Dodge & Cox Income Fund (revalued cost
      of 13,265,416 in 1994 and $11,071,989 in 1993)                             12,074,640          11,230,283
   Investment in Mutual Benefit Life Income Fund                                  3,288,639           2,843,763
   Investment in IDS Life Income Fund                                                    --           7,871,327
   Vanguard Index Trust 500 Portfolio Fund (revalued cost
      of $10,465,965 in 1994 and $9,526,824 in 1993)                             10,277,709          10,125,939
   Investment in NEC Stock Fund, 426,086 shares (revalued
      cost $2,621,321) in 1994 and 461,933 shares (revalued
      cost $3,104,241) in 1993                                                    1,757,605           2,887,081
   Investment in Treasury Trust Fund                                              3,330,725           1,857,884
   Participant loans receivable                                                   1,748,177           1,640,489
   Collective short-term investments                                              5,333,224              69,798
                                                                               --------------------------------
                                                                                 38,392,526          39,111,060
Payable for administrative fees                                                     (29,642)            (36,468)
                                                                               --------------------------------
Plan equity (2,955 and 2,885 participants in 1994 and
      1993, respectively)                                                       $38,362,884         $39,074,592
                                                                                ===============================

See Notes to Financial Statements.

               NATIONAL EDUCATION CORPORATION RETIREMENT PLAN
                     STATEMENTS OF CHANGES IN NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS



                                                                                         December 31,
                                                                                -------------------------------
                                                                                   1994                1993
                                                                                -------------------------------
Source of Assets:

   Employee salary deferrals                                                    $ 4,139,430         $ 4,257,661
   Employer contributions                                                         1,954,057           1,990,573
   Interest and dividend income                                                   2,195,676           1,740,784
   Unrealized appreciation on investments, net                                           --             540,250
   Net realized gain on stock transactions                                               --              83,468
   Other income                                                                         600               2,088
                                                                                -------------------------------
      Total sources                                                               8,289,763           8,614,824
                                                                                -------------------------------
Application of Assets:
   Distributions to participants                                                 (6,461,585)         (5,326,192)
   Unrealized depreciation on investments, net                                   (2,242,748)                 --
   Net realized loss on stock transactions                                         (177,879)                 --
   Administrative expenses                                                         (119,259)           (120,305)
                                                                                -------------------------------
      Total applications                                                         (9,001,471)         (5,446,497)
                                                                                -------------------------------
   Increase (decrease) in net assets for the year                                  (711,708)          3,168,327

Plan Equity:
   Beginning of year                                                             39,074,592          35,906,265
                                                                                -------------------------------
   End of year                                                                  $38,362,884         $39,074,592
                                                                                ===============================

See Notes to Financial Statements.

               NATIONAL EDUCATION CORPORATION RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES:

The following description of the National Education Corporation Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established by the Board of Directors of National Education Corporation (the "Company") and has been designed to qualify under the pretax deferral provisions of Section 401(k) of the Internal Revenue Code. Under authority granted by the Board of Directors of the Company, the President and Chief Executive Officer has designated the Retirement Plan Committee (the "Committee") to administer the Plan.

All full-time domestic employees of the Company with at least one year of service are eligible to participate in the Plan. Participants may elect to defer between 2% and 16% of their salary, up to a maximum of $9,240 during 1994, with such deferrals contributed to the Plan eligible for a matching contribution from the Company totaling 100% of the first 2% and 50% of the next 4% of the salary deferred. A participant's interest in the Plan is measured in dollars (Plan account), which at the time of distribution or withdrawal, is valued as the sum of the participants' salary deferrals, the vested portion of the Company's contributions and the earnings thereon. Participants are fully vested in their salary deferrals and become fully vested in the Company's contributions ratably over four years from the date of eligibility or in the event of normal retirement, death or total disability. Should the Company permanently discontinue its contributions or terminate the Plan, participants become fully vested in their Company contributions.

The trustee of the Plan is Bank of America ("Custodian" or the "Trustee"). The Trustee is required to invest participant salary deferrals and Company contributions, as well as investment earnings, in the Income Fund, Equity Fund, NEC Stock Fund or the U.S. Treasury Fund, based upon each participant's investment election. Cash awaiting distribution or investment in each of the four funds is invested by the Trustee in short term interest bearing securities. Trustee service costs and all other Plan expenses are paid by the Plan unless otherwise paid by the Company. Bank of America maintains a blanket bond in an amount of $50 million with a $20 million deductible regarding its custodial functions for the Plan and others.

Funds invested in the Income Fund are primarily invested in the Dodge & Cox Income Fund, Bank of America Money Market Fund for Tax Exempt Trusts, and guaranteed investment contracts ("GICs") issued by Mutual Benefit Life Insurance Company (see Note 5). Investment income consists of dividends, interest earned and realized and unrealized gains or losses in the market value of Dodge & Cox Income Fund bonds, less expenses. Investments in the Income Fund are stated at quoted market value and realized gains or losses on transactions are calculated based on revalued cost at the beginning of the year as adjusted for current year purchases.

               NATIONAL EDUCATION CORPORATION RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS


Funds invested in the Equity Fund are invested by the Vanguard Group in a 500 Portfolio Fund managed by Vanguard Index Trust. The 500 Portfolio Fund is designed to invest in equity securities which track the performance of the Standard and Poor's 500 stock index. Investment income consists of dividends, interest earned and realized and unrealized gains or losses in the market value of investments, less expenses. Investments in the Equity Fund are stated at quoted market value and realized gains or losses on transactions are calculated based on revalued cost at the beginning of the year as adjusted for current year purchases. As of December 31, 1994, the Equity Fund included 239,183 shares invested in the Vanguard 500 Portfolio Fund with a net asset value of $42.97 per share.

Funds invested in the NEC Stock Fund are invested in the Company's common stock. Investment income consists of realized and unrealized gains or losses in the market value of the stock, less expenses. Investments in the NEC Stock Fund are stated at quoted market value and realized gains or losses on transactions are calculated based on revalued cost at the beginning of the year as adjusted for current year purchases. Transactions in the Company's common stock may be carried out in the open market or with the Company. Participants may not invest more than 40% of their current contributions in the NEC Stock Fund. As of December 31, 1994 the NEC Stock fund included 426,086 shares of NEC common stock with a net asset value of $4.125 per share.

Funds invested in the U.S. Treasury Fund are invested in the Treasury Trust Fund managed by Smith Barney Shearson Inc. The Treasury Trust Fund is designed to invest in U.S. Government securities with maturities of one year or less or in securities exceeding one year if such securities provide for interest rate adjustments not less frequently than annually. Investment income primarily consists of dividends and interest earned, less expenses, and the fund typically maintains a net asset value of $1.00 per share.

Participant loan receivables consist of outstanding loans to Plan participants. Participants may obtain one loan in a three year period from the Plan for up to 50% of their vested balance, minus their highest outstanding loan balance in the last twelve months. The loans bear interest at a fixed rate equal to the one-year certificate of deposit rate as quoted by a national periodical at or around the loan date, plus 2%, and are payable over a term not to exceed fifteen years.

Participants may withdraw funds from their Plan accounts only upon attaining the age of 59-1/2 or after incurring a financial hardship which may not be reasonably met through other resources. Upon retirement, participants may elect to use the balance of their Plan account for the purchase of annuity contracts or receive either a lump sum or installment payments. In addition, participants are entitled to the vested balance of their Plan accounts, less the allocated Mutual Benefit GIC balances (see Note 5), upon termination of employment with the Company.

               NATIONAL EDUCATION CORPORATION RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS


The Plan does not establish an accrual for benefit payments to terminated employees which are payable subsequent to the Plan year end. The benefits payable to terminated employees as of December 31, 1994 and 1993 were $1,194,655 and $1,335,058, respectively.

Except as noted above, the financial statements of the Plan are prepared on the accrual basis of accounting.


NOTE 2 - INCOME TAXES:

The Company has received a favorable determination letter from the Internal Revenue Service stating that the Plan qualifies for tax exempt status under
Section 401(k) of the Internal Revenue Code of 1986, as amended. The contributions of the employee and the employer and earnings thereon will be tax deferred until the participant receives a distribution from the Plan.


NOTE 3 - ADMINISTRATIVE EXPENSES:

Administrative expenses of $119,259 incurred in 1994 consist of recordkeeping fees of $89,438 paid to Hewitt Associates and trustee fees of $29,821 paid to Bank of America.


NOTE 4 - FORFEITURES:

Participant forfeitures, unvested portions of participant withdrawals, are maintained by the Custodian and used to offset the Company's matching contribution. Total forfeitures for 1994 and 1993 were $248,760 and $285,308, respectively.


NOTE 5 - MUTUAL BENEFIT LIFE INSURANCE COMPANY

At the request of Mutual Benefit Life Insurance Company ("Mutual Benefit"), New Jersey insurance regulators took court-supervised conservatorship of Mutual Benefit on July 15, 1991 in order to protect its assets and policyholders. On August 3, 1992, the Insurance Commissioner of the State of New Jersey filed the Mutual Benefit Rehabilitation Plan with the Superior Court of New Jersey. On January 15, 1993, an amended Rehabilitation Plan was filed. The Superior Court of New Jersey confirmed the Rehabilitation Plan for Mutual Benefit Life on November 10, 1993 and a contractholder election form was made available to the Plan during February, 1994. In order to preserve the account balance and full death and retirement benefits, the Committee elected to "Opt-In" to the Mutual Benefit Rehabilitation Plan effective April 29, 1994, upon closing of the Rehabilitation Agreement between Mutual Benefit Life and MBL Life Assurance Corporation.

               NATIONAL EDUCATION CORPORATION RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS


During July 1, 1991, through June 30, 1994, Plan participants' interest accruals on the Mutual Benefit GICs were suspended by the Committee. In addition, on July 1, 1991, the Mutual Benefit GICs were segregated within the Plan and proportionally allocated to each participant in the Income Fund. During July of 1994, Mutual Benefit began crediting insurance contracts with interest income per the Mutual Benefit Rehabilitation Plan. Accordingly, during the third quarter of 1994, the Plan credited retroactive interest for the period July 1, 1991 - June 30, 1994 and began crediting the current quarter interest income. Interest credited represents the contract rates of interest for 1991 (10% and 11.9%), 4% for 1992, and 3.5% for 1993 and 1994. The Plan elected to participate in an Interim Payout Program and received payouts from Mutual Benefit totaling $136,432 to date, which have been used to pay death benefits.

               NATIONAL EDUCATION CORPORATION RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS

NOTE 6 - ALLOCATION BY INVESTMENT PROGRAM:

Allocation of certain Plan assets and liabilities to each investment program as of December 31, 1994 and 1993 was as follows:

                                                                December 31, 1994
                              --------------------------------------------------------------------------------------
                                 Total         Income         Equity        NEC Stock    U.S. Treasury      Loans
                              -----------    -----------    -----------    -----------   -------------   -----------
Investments:
   Dodge & Cox Income Fund    $12,074,640    $12,074,640
   Mutual Benefit Life
     Income Fund              $ 3,288,639    $ 3,288,639
   Vanguard Index Trust 500
     Portfolio Fund           $10,277,709                   $10,277,709
   NEC Stock Fund             $ 1,757,605                                  $1,757,605
   Treasury Trust Fund        $ 3,330,725                                                 $3,330,725
   Participant loans
     receivable               $ 1,748,177                                                                $1,748,177
   Collective short-term
     investments              $ 5,333,224    $ 5,225,512    $    78,554    $   14,285     $   14,868     $        5
Contributions Receivable
   Employee                   $   139,538    $    57,881    $    53,589    $    9,051     $   19,017
   Employer                   $   442,269    $   200,768    $   160,755    $   32,445     $   48,301
   Payable for Administrative
     Fees                     $   (29,642)   $   (16,733)   $    (8,657)   $   (1,750)    $   (2,502)

                                                                December 31, 1993
                              --------------------------------------------------------------------------------------
                                 Total         Income         Equity        NEC Stock    U.S. Treasury      Loans
                              -----------    -----------    -----------    -----------   -------------   -----------
Investments:
   Dodge & Cox Income Fund    $11,230,283    $11,230,283
   Mutual Benefit Life
     Income Fund              $ 2,843,763    $ 2,843,763
   IDS Life Income Fund       $ 7,871,327    $ 7,871,327
   Vanguard Index Trust 500
     Portfolio Fund           $10,125,939                   $10,125,939
   NEC Stock Fund             $ 2,887,081                                  $2,887,081
   Treasury Trust Fund        $ 1,857,884                                                 $1,857,884
   Participant loans
     receivable               $ 1,640,489                                                                $1,640,489
   Collective short-term
     investments              $    69,798    $    32,609    $    23,601    $    7,056     $    6,532     $       --
Contributions Receivable
   Employee                   $   129,144    $    58,868    $    46,242    $   10,897     $   13,137
   Employer                   $   455,352    $   218,229    $   149,840    $   47,679     $   39,604
   Payable for
     Administrative Fees      $   (36,468)   $   (21,650)   $   (10,042)   $   (2,881)    $   (1,895)

                                Page 12 of 15

               NATIONAL EDUCATION CORPORATION RETIREMENT PLAN

        SCHEDULE III - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN
                        EQUITY BY INVESTMENT PROGRAM


                                                             Year Ended December 31,
                              -------------------------------------------------------------------------------------
                                                                      1994
                              -------------------------------------------------------------------------------------
                                 Total         Income         Equity        NEC Stock    U.S. Treasury      Loans
                              -----------    -----------    -----------    -----------   -------------   ----------
Sources of Assets:
   Employee salary deferrals  $ 4,139,430    $ 1,749,690    $ 1,597,830    $  319,858     $  472,052     $       --
   Employer contributions       1,954,057        895,865        698,537       158,687        200,968             --
   Interest and dividend
     income                     2,195,676      1,694,268        328,574         1,183         95,289         76,362
   Other income                       600             --             --           600             --             --
                              -----------    -----------    -----------    ----------     ----------     ----------
Total sources                   8,289,763      4,339,823      2,624,941       480,328        768,309         76,362
                              -----------    -----------    -----------    ----------     ----------     ----------
Application of Assets:
   Distributions to
     participants              (6,461,585)    (3,482,944)    (1,937,565)     (479,901)      (284,879)      (276,296)
   Unrealized depreciation
     on investments            (2,242,748)    (1,190,776)      (188,255)     (863,717)            --             --
   Net realized loss on
     security transactions       (177,879)      (109,938)       (11,397)      (56,544)            --             --
   Administrative expense        (119,259)       (68,906)       (34,085)       (7,538)        (8,730)            --
   Transfers between funds,
     net                               --       (889,980)      (227,270)     (210,825)     1,020,449        307,626
                              -----------    -----------    -----------    ----------     ----------     ----------
Total applications             (9,001,471)    (5,742,544)    (2,398,572)   (1,618,525)       726,840         31,330
                              -----------    -----------    -----------    ----------     ----------     ----------
Increase (decrease) in
   assets for the period         (711,708)    (1,402,721)       226,369    (1,138,197)     1,495,149        107,692
Plan Equity:
   Beginning of year           39,074,592     22,233,428     10,335,581     2,949,832      1,915,261      1,640,490
                              -----------    -----------    -----------    ----------     ----------     ----------
   End of year                $38,362,884    $20,830,707    $10,561,950    $1,811,635     $3,410,410     $1,748,182
                              ===========    ===========    ===========    ==========     ==========     ==========











                                Page 13 of 15

               NATIONAL EDUCATION CORPORATION RETIREMENT PLAN

                SCHEDULE IV - ASSETS ACQUIRED AND DISPOSED OF
                    FOR THE YEAR ENDED DECEMBER 31, 1994




                                              Purchase        Selling       Realized
Identity of Issue/Description                Price/Cost        Price       Gain/(Loss)
- -----------------------------                -----------    -----------    -----------

Dodge & Cox Income Fund                      $ 2,483,888    $ 2,349,577    $ (134,311)
The Vanguard Group
   Index Trust 500 Portfolio                 $ 1,459,564    $ 1,448,167    $  (11,397)
NEC Common Stock
   $.01 par value                            $   539,940    $   483,396    $  (56,544)


NATIONAL EDUCATION CORPORATION RETIREMENT PLAN
SCHEDULE V - TRANSACTIONS IN EXCESS OF 5% OF ASSETS
FOR THE YEAR ENDED DECEMBER 3,1994




                               Aggregate      Aggregate
Identity of Party/             Purchase        Selling         Lease                                       Current       Realized
Description                      Price          Price         Rental        Expenses      Asset Cost        Value       Gain/(Loss)
- --------------------          -----------    -----------    -----------    -----------    -----------    -----------    -----------
Dodge & Cox Income Fund
  Purchases - 22 transactions $ 4,519,021    $        --    $        --    $       --     $4,519,021     $4,519,021     $       --
  Sales - 4 transactions      $        --    $ 2,349,577    $        --    $       --     $2,483,888     $2,349,577     $ (134,311)
The Vanguard Group
  Purchases - 32 transactions $1,799,589     $        --    $        --    $       --     $1,799,589     $1,799,589     $       --
  Sales - 5 transactions      $        --    $ 1,448,167    $        --    $       --     $1,459,564     $1,448,167     $  (11,397)




Page 15 of 15